UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                            FORM 11-K



     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
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

  [X] For annual reports of employee stock purchase, savings and similar plans pursuant to Section
       15(d) of the Securities Exchange Act of 1934

       For the fiscal year ended December 31, 2000

  [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

       For the transition period from        to
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                 Commission File Number 1-14768



                        NSTAR 401(k) PLAN
        (formerly known as the Employees Savings Plan of
      Commonwealth Energy System and Subsidiary Companies)
                    (Full title of the plan)



                              NSTAR
  (Name of issuer of the securities held pursuant to the plan)



        800 Boylston Street, Boston, Massachusetts  02199
            (Address of principal executive offices)







                REPORT OF INDEPENDENT ACCOUNTANTS


To the Retirement Plans Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NSTAR
401(k) Plan (the "Plan"), formerly known as the Employees Savings
Plan of Commonwealth Energy System and Subsidiary Companies, at
December 31, 2000 and 1999 and the changes in net assts available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of
1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 28, 2001
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
                        NSTAR 401(k) PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         (in thousands)



                                              December 31,
                                          2000          1999
Assets
  Investments, at fair value:

    Common shares of NSTAR           $  90,911     $ 101,282
    Registered investment companies    192,497       225,500
    Loans to participants                5,748         7,106

      Total investments                289,156       333,888

Other assets:

  Receivables -
    Contributions                          111           121

  Net assets available for benefits  $ 289,267     $ 334,009
                                     =========      ========
































 The accompanying notes are an integral part of these financial statements.

                        NSTAR 401(k) PLAN


    STATEMENTS OF CHANGES IN NET ASSETS AVAILBLE FOR BENEFITS
            For the Plan Year Ended December 31, 2000
                         (in thousands)


Additions to net assets attributed to:
  Investment income
   Interest and dividends -
     Common Shares of NSTAR                        $  4,571
     Registered investment companies                 15,656
     Interest on participant loans                      531
                                                     20,758

  Net appreciation in fair value of investments       2,612

  Contributions:
   Employee                                           6,807
   Employer                                           2,729
                                                      9,536

     Total additions, net                            32,906

Deductions from net assets attributed to:

  Benefits paid to participants or beneficiaries     76,968
  Deemed distributions from participant loans           665
  Purchase fees                                          15
     Total deductions                                77,648

Net decrease in net assets                          (44,742)

Net assets available for benefits:
  Beginning of year                                 334,009

  End of year                                      $289,267

                                                   ========




















 The accompanying notes are an integral part of these financial statements.
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                        NSTAR 401(k) PLAN

                  Notes to Financial Statements

A. Summary

The following description of the NSTAR 401(k) Plan (the "Plan"), formerly known as the Employees Savings Plan of Commonwealth
Energy System and Subsidiary Companies, provides only general information. Participants' benefits under this Plan will be determined in accordance with the Summary Plan Description document. Effective January 1, 2000, the current Plan name was adopted following a corporate merger as described below, and replaced the former "Employees Savings Plan of Commonwealth
Energy System and Subsidiary Companies." Changes in features of the Plan are also described below.

General

NSTAR is an energy delivery company serving approximately 1.3 million customers in Massachusetts including more than one million electric customers in 81 communities and 244,000 gas customers in 51 communities. NSTAR was created through the merger of BEC Energy (BEC) and Commonwealth Energy System (COM/Energy) on August 25, 1999 and is an exempt public utility holding company. As a result of this merger, the NSTAR Stock Fund replaced the Commonwealth Energy System Common Share Fund.
Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

The Plan was originally created in 1962 by Commonwealth Energy
System ("COM/Energy") and its subsidiary companies to assist employees in adopting a regular savings program and by providing additional security for their retirement. The Plan has been amended or restated from time to time thereafter. The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA").
The Plan is qualified under section 401(a) of the Internal
Revenue Code (the "Code") and utilizes the special federal income tax deferral features of section 401(k) of the Code. The latest
Plan amendments became effective January 1, 2000 with the following changes: 1) the Plan name was changed to the "NSTAR
401(k) Plan", and 2) the NSTAR or a participating NSTAR subsidiary company unit matching contribution feature of the Plan was amended to equal 50% of the first 8% of a Participant's eligible compensation invested in the Plan. Effective with this amendment, the matching funds were restricted and invested only in the NSTAR Stock Fund and any contributions and earnings thereon were restricted from being transferred to other Vanguard
Plan funds.  Refer to Note H for subsequent changes to the Plan.

Vanguard Fiduciary Trust Company of Valley Forge, Pennsylvania, has acted as Trustee for the Plan ("Vanguard" or "Plan Trustee") since January 1, 1989. Refer to Note H for subsequent changes to the Plan. The Trustee retains the Plan assets and provides records of Plan activity to a Plan Agent designated by the NSTAR
Retirement Plans Committee ("Committee") that is appointed by the Trustees of NSTAR and by the directors of its subsidiary companies. The Committee is responsible (except for the duties specifically vested in the Plan Trustee) for the administration of the Plan.

On December 30, 1998, COM/Energy sold substantially all of its electric generating facilities to affiliates of Southern Energy
New England, L.L.C., an affiliate of The Southern Company of
Atlanta, Georgia (Buyer). As a result of this sale, approximately
150 Plan Participants transferred employment to the Buyer.  The
Buyer advised the Committee that it would not accept a trustee-to-trustee transfer (within the meaning of Section 414(1) of the Code) of all assets from the Plan attributable to these Participants. The Plan filed for a ruling with the Internal
Revenue Service ("IRS") in 1999. In February 2000, in a private letter ruling, the IRS determined that the Plan may distribute to those transferred Participants amounts attributable to their elective contributions as a result of the sale without adversely affecting the qualified status of the Plan's cash or deferred arrangement under Section 401(k) of the Code and of the Plan under Section 401(a) of the Code.

The NSTAR subsidiary company units participating in the Plan are Cambridge Electric Light Company, NSTAR Gas Company, COM/Energy
Services Company, Commonwealth Electric Company and Advanced
Energy Systems, Inc.

Participation

Any employee of a participating company unit, except an employee who is classified as a "temporary employee," is eligible to participate in the Plan. A regular employee becomes eligible to participate in the Plan on the first day of the second month following his or her initial date of employment. The NSTAR subsidiary company unit matching contribution begins with the first payroll period of the calendar month an employee completes one year of service. A Participant is fully vested in and has a nonforfeitable right to the value of his or her Member, Pay
Deferral and Company Accounts at all times.

Contribution Policy

Participants in the Plan elect to make contributions of at least
1% but not more than 16% of their pretax eligible compensation as defined in the Plan. Effective January 1, 2000, the applicable
NSTAR company unit will make a matching contribution to the NSTAR
Stock Fund equal to 50% on the first 8% of eligible compensation that a Participant contributes. Any matching funds cannot be transferred. Certain Participants also have a matching contribution of 100% on the initial 4% of eligible compensation or 5% for Participants who are ineligible for postretirement health care. Refer to Note H for a subsequent change to the Plan.

Investments

Investments in the Plan are directed by the individual Plan
Participants. Currently there are twelve investment choices offered under the Plan: eleven mutual funds managed by Vanguard
(Prime Money Market Fund, Windsor II Fund, Short-Term Corporate
Fund, Wellington Fund, International Growth Fund, Extended
Market Index Fund, Explorer Fund, LifeStrategy Funds consisting of four funds (Income Fund, Conservative Growth Fund, Moderate
Growth Fund and Growth Fund) and the NSTAR Stock Fund.  Refer to
Note H for a subsequent change to the Plan.

Participant Accounts

Each participant account is credited with the Participant's contribution and an allocation of (a) the NSTAR subsidiary company units' contribution and (b) Plan earnings (based on the Participant's account balance). The Committee maintains for each Participant in the Plan, under each Fund in which all or part of his or her contributions and the applicable subsidiary company units' contributions are invested, a separate Member Account that includes a Pay Deferral Account for current pre-tax contributions.
In addition, the Member Account may include previous after-tax contributions. The Committee also maintains a separate Subsidiary
Company Unit Account for each Participant that includes company unit contributions made on behalf of Participants. These Accounts reflect the portion of each Participant's interest in the Fund that is attributable to the contributions to such Accounts.

The Plan permits Participants to transfer amounts between Funds on a daily basis, subject to certain limitations.

The Plan Trustee may, at its discretion, temporarily invest funds designated for a particular Fund in short-term interest-bearing securities or may retain certain amounts of cash in each Fund without interest being credited thereon, for the purpose of more effectively timing the purchase of investments or liquidity needs for the several Funds. All contributions are transmitted weekly to the Plan Trustee.

Vesting

Participants are fully vested at all times in the entire balance of their own contributions to the Plan and are immediately vested in the company unit match.

Payments of Benefits

Benefits paid to Participants on termination of service due to death, disability, retirement, or other reasons are paid in a lump-sum amount equal to the value of the vested interest in a Participant's account.

Plan Termination

The Plan has been established with the intention of continuing it indefinitely, but NSTAR reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time subject to applicable laws. If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances. Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code of 1986, as amended. The Code places restrictions on plan termination distributions in the case of a plan such as the Plan, if the employer continues to maintain another similar plan.

Because Participant benefits depend solely on the amount in individual accounts, the Plan is not insured by the Pension
Benefit Guaranty Corporation under Title IV of ERISA.

Participant Loans

Participants in the Plan may obtain up to two loans as long as there is an account balance of $2,000 or more. A loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant's elective contribution account.
Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence) via payroll deductions. The annual interest rate will be the prime rate in effect on January 1, April 1, July 1, or October 1, preceding the date of the loan.

B. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements have been prepared under the accrual method of accounting and in accordance with the rules and regulations of ERISA.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments Valuation

Plan investments held by Vanguard are stated at fair value. Fair value of shares of registered investment companies represent the net asset value of such shares as of the close of business on the last business day of the year. Fair value of NSTAR shares are based on the last quoted market price as of the close of business on the last day of the year. Participant loans receivable are valued at cost plus interest, which approximates fair value.

Income Recognition

Income of the NSTAR Stock Fund consists primarily of dividends on its common shares. The allocation of each Plan investment fund's earnings to a Participant's account is based on the percentage of the Participant's units in that Plan investment fund and is allocated daily. Capital gain distributions are included in dividend income. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation/(Depreciation) in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation or depreciation on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching contributions are recorded in the period payroll deductions are made from Participants. Contributions receivable at December 31 represent amounts withheld from Participants and the corresponding matching contributions subsequently deposited to the Plan in the following month.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Funds

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment fund or funds to any of the other available funds offered by the Plan.

C. Expenses

Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchase, sale or distribution of securities for each investment fund may be charged to that fund.
Any expense of litigation may be paid by the Plan Trustee and charged to the Trust Fund or to the investment fund or funds to which the litigation relates. The subsidiary company units generally pay expenses and charges incurred in the administration of the Plan. An administrative fee relating to the issuance of Plan loans under the Loan Fund is paid by Plan Participants.

D. Related Party Transactions

Certain Plan fund investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NSTAR and the Vanguard Funds are parties-in-interest as that term is defined in section 3(14) of ERISA.

E. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per these financial statements to the Form 5500 at December 31, 2000 and 1999: (in thousands)

                                          2000         1999

 Net assets available for benefits
  per these financial statements      $289,266     $334,009

 Less:  Contributions receivable           111          121

 Net assets available for
  benefits per the Form 5500          $289,155     $333,888
                                      ========     ========

The following is a reconciliation of contributions received per these financial statements to the Form 5500 for the year ended
December 31, 2000: (in thousands)

                                                    2000

 Contributions per these financial               $ 9,536
 statements

 Add:   Contributions receivable at the
        beginning of the year                        121
 Less:  Contributions receivable at the end
        of the year                                  111

 Contributions per the Form 5500                 $ 9,546
                                                 =======

Contributions are recorded on the Form 5500 when received.

F. Tax Status

The IRS has determined and issued a favorable determination letter, applicable for Plan amendments executed on December 6, 1994 and February 26, 1996, that the Plan is designed in accordance with applicable sections of the Code. The Committee believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

H. Subsequent Events

Effective April 2, 2001, Fidelity Investments, Inc. (Fidelity) became the Plan Trustee replacing Vanguard as the provider of record keeping, trustee services, and investment options. The Plan's investment options have changed. Plan enhancements include expedited eligibility, a Participant contribution level of up to 17% of eligible pay, more flexibility in changing the deferral contribution percentage, and the restrictions on transferring funds into and out of the NSTAR Common Share Fund are removed.

                                          Employer Identification
                                               Number: 04-3466300
                                              Plan Number: 091187


                        NSTAR 401(k) PLAN

                     SCHEDULE OF INVESTMENTS

                        DECEMBER 31, 2000
                         (in thousands)

                                                Market Value
                                                   at End of
Name of Issuer and                                    Period
  Title of Issue
NSTAR Stock Fund

  Common Shares of NSTAR*                           $ 90,911

Vanguard Funds*:

  Prime Money Market                                  27,779
  Windsor II Fund                                     80,941
  Short-Term Corporate Fund                            4,130
  Wellington Fund                                     36,192
  International Growth Fund                           10,871
  Extended Market Index Fund                          10,614
  Explorer Fund                                       11,323
  LifeStrategy Income Fund                               657
  LifeStrategy Conservative Growth Fund                  562
  LifeStrategy Moderate Growth Fund                    2,990
  LifeStrategy Growth Fund                             6,438
    Total Vanguard Funds                             192,497

    Total Investments                               $283,408
                                                    ========

Loans to Participants* (8.75% - 10.5%)              $  5,748
                                                    ========


* Represent parties in interest to the Plan













                            SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



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

Date:  June 29, 2001       /s/ TIMOTHY R. MANNING
                           Timothy R. Manning
                           Vice President - Human Resources
                           and on behalf of the NSTAR
                           Retirement Plans Committee








               CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-85559) of the Employees Savings Plan of Commonwealth Energy System and Subsidiary Companies of our report dated June 28, 2001 relating to the financial statements of the NSTAR 401(k) Plan, which appears in this Form 11-K.



/s/PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
June 28, 2001





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